Exhibit 4.4

The following schedule identifies the material details of certain options to purchase an aggregate of 138,951 shares of its common stock issued by the Registrant as of December 1, 2004, all of which options are in substantially the form attached as Exhibit 4.3 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004.

Holder	Shares
Yale University	12,691
Yale University	79,951
The Research Foundation of the State University of New York	8,460
Thomas Bardos	1,410
Chien-Neng Chang	2,056
Yung-Chi Cheng	32,209
Yung-Chi Cheng	1,410
Simon M.N. Efange	1,410
Alan C. Schroeder	1,410